AQR FUNDS

AQR Diversified Arbitrage Fund

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

April 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AQR Funds
Post-Effective Amendment No. 19 to Registration Statement on Form N-1A
Securities Act File No. 333-153445

Ladies and Gentlemen:

AQR Funds, a Delaware statutory trust (the “Trust”), on behalf of the AQR Diversified Arbitrage Fund, hereby respectfully requests that the effective date of Post-Effective Amendment No. 19 (the “Amendment”) to its Registration Statement on Form N-1A (File No. 333-153445) be accelerated so that such Amendment may be declared effective at 9:00 a.m. on Friday, April 29, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Ryan P. Brizek of Willkie Farr & Gallagher LLP at (202) 303-1273, and that such effectiveness also be confirmed in writing.

Very truly yours,

AQR Funds

By:	/s/ Brendan R. Kalb
Name: Brendan R. Kalb
Title: Secretary

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, CO 80203

April 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AQR Funds
Post-Effective Amendment No. 19 to Registration Statement on Form N-1A
Securities Act File No. 333-153445

Ladies and Gentlemen:

ALPS Distributors, Inc. the principal underwriter of the AQR Funds (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of Post-Effective Amendment No. 19 to the above-named Registration Statement so that it may be declared effective by 9:00 a.m. on Friday, April 29, 2011, or as soon as practicable thereafter.

Very truly yours,

ALPS DISTRIBUTORS, INC.

By:	Tané T. Tyler
Name:	Tané T. Tyler
Title:	Secretary